EXHIBIT 2

ADP & Pershing Square FAQs

ADP today launched an ADPworks site dedicated to providing accurate and timely information to associates interested in Pershing Square’s nomination of three candidates for ADP’s board of directors at the 2017 Annual Meeting of Stockholders.

The site, with a link on the Associate Portal homepage under “ADP & Pershing Square” (on the right side), includes an overall Q&A document, as well as archives of Associate Communications announcements and ADP press releases.

It will enable associates to check-in from time to time to stay updated on information, while remaining focused on our FY18 plan and “Win as One” strategy to simplify, innovate and grow our business.

Associates can visit the site here.

WELCOME
On August 1, Pershing Square notified ADP that it has accumulated an 8% ownership stake in ADP. Pershing subsequently nominated three candidates for ADP’s Board of Directors for consideration at the 2017 Annual Meeting of Stockholders. This situation has generated significant media attention, which may continue. To limit the distraction and any confusion this may cause, this site has been created as a simple one-stop reference for frequently asked questions, as well as information that has been previously shared or published.
Below is a set of frequently asked questions that will be updated as needed. Updates will appear as new posts.